UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 4

to

ANNUAL REPORT
of

REPUBLIC OF CHILE

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Conrado Tenaglia, Esq.

Alejandro Gordano, Esq.
Linklaters LLP

1290 Avenue of the Americas, New York, NY 10104

*            The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of Chile’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2020 (the “Annual Report”) comprises:

(a) Pages numbered 1 to 3 consecutively.

(b) The following exhibits:

Exhibit 1	Conformed copy of the Underwriting Agreement for the US$2,250,000,000 2.550% Notes Due 2033, US$1,000,000,000 3.100% Notes Due 2041 and US$500,000,000 3.100% Notes Due 2061 dated July 22, 2021 between the Republic, acting through its Minister of Finance, BNP Paribas Securities Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Santander Investment Securities Inc. and Scotia Capital (USA) Inc.

Exhibit 2	Form of US$500,000,000 2.550% Notes Due 2033 No. 001.

Exhibit 3	Form of US$500,000,000 2.550% Notes Due 2033 No. 002.

Exhibit 4	Form of US$500,000,000 2.550% Notes Due 2033 No. 003.

Exhibit 5	Form of US$500,000,000 2.550% Notes Due 2033 No. 004.

Exhibit 6	Form of US$250,000,000 2.550% Notes Due 2033 No. 005.

Exhibit 7	Form of US$500,000,000 3.100% Notes Due 2041 No. 005.

Exhibit 8	Form of US$500,000,000 3.100% Notes Due 2041 No. 006.

Exhibit 9	Form of US$500,000,000 3.100% Notes Due 2061 No. 004.

Exhibit 10	Post-Effective Legality Opinion of Linklaters LLP for the US$2,250,000,000 2.550% Notes Due 2033, US$1,000,000,000 3.100% Notes Due 2041 and US$500,000,000 3.100% Notes Due 2061.

Exhibit 11	Post-Effective Legality Opinion of Morales & Besa Ltda. for the US$2,250,000,000 2.550% Notes Due 2033, US$1,000,000,000 3.100% Notes Due 2041 and US$500,000,000 3.100% Notes Due 2061.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Chile, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 28th day of July, 2021.

REPUBLIC OF CHILE

By:	/s/ Rodrigo Cerda Norambuena
Rodrigo Cerda Norambuena
Minister of Finance
Republic of Chile

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